Filed by Coari Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY COARI PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A. RELATING TO THE PROPOSED MERGER OF SHARES BETWEEN COARI PARTICIPAÇÕES S.A. AND BRASIL TELECOM S.A.

* * * * *

Additional Information and Where to Find It:

This communication contains information with respect to the proposed share exchange (incorporação de ações) between Brasil Telecom S.A. (“Brasil Telecom”) and Coari Participações S.A. (“Coari”). In connection with the proposed share exchange, Coari (1) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) has filed and will file with the Commission other documents regarding the proposed share exchange. We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange, when available, free of charge on the Commission’s website at www.sec.gov or from Coari.

* * * * *

BRASIL TELECOM S.A. Corporate Taxpayer’s ID (CNPJ/MF) N.º 76.535.764/0001-43 Corporate Registry ID (NIRE) 53.3.0000622–9 Publicly-held Company	COARI PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ/MF) N.º 04.030.087/0001-09 Corporate Registry ID (NIRE) 35.3.0018062-3 Publicly-held company

RELEVANT FACT

Brasil Telecom S.A (“BrT”) and Coari Participações S.A. (“Coari”) inform their shareholders and the market in general that the Extraordinary General Meetings called for January 6, 2010 to approve the share exchange between BrT and Coari will be postponed until the proceedings with the Securities and Exchange Commission (SEC) to register the shares of Coari to be issued as a result of the share exchange with BrT have been concluded. The Companies will, as soon as possible, inform their shareholders of the new date when the meetings will take place.

Rio de Janeiro, December 23, 2009.

Brasil Telecom S.A

Coari Participações S.A.

Alex Waldemar Zornig

Investor Relations Officer